PROSPECTUS
----------
                  CLARITI TELECOMMUNICATIONS INTERNATIONAL, LTD.
	                  3,628,102 SHARES OF COMMON STOCK

     This Prospectus relates to (i) the possible resale from time to time by certain selling securityholders ("Selling Securityholders") of up to 3,378,102 shares of Clariti Telecommunications International, Ltd. ("Company") Common Stock, $.001 par value ("Common Stock"); and (ii) the issuance of up to 150,000 shares of Common Stock upon exercise of outstanding Common Stock purchase Warrants. This Prospectus also relates to the possible resale of up to 100,000 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants that were registered in the Company's registration statement which was declared effective on August 18, 1997. The Company will not receive any proceeds from the possible resale by the Selling Securityholders of their respective shares of Common Stock. All of the shares of Common Stock to which this Prospectus relates are collectively referred to as the Shares.

     The Selling Securityholders may sell their Shares from time to time, in market transactions, in negotiated transactions, through the writing of options, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Securityholders may effect such transactions by selling their Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders and/or the purchasers of such Shares for whom such broker-dealer may act as agents or to whom they may sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions.)
The Company has agreed to bear all expenses in connection with the registration of the Shares to which this Prospectus relates.

	The Company's Common Stock is quoted on the OTC Bulletin Board ("Bulletin Board") under the symbol CLRI. On May 5, 1998 the last sale price of the Common Stock as reported on the Bulletin Board was $1.50. After the exercise of the Warrants, of which there can be no assurance, officers and directors of the Company will own 22 percent of the Company's outstanding common stock.

THESE SECURITIES ARE HIGHLY SPECULATIVE. THEY INVOLVE A HIGH DEGREE OF RISK. THEY SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO SUSTAIN A TOTAL LOSS OF THEIR ENTIRE INVESTMENT (SEE "RISK FACTORS" BEGINNING ON PAGE 9 OF THE PROSPECTUS).

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is August 7, 1998

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Room 1204, Everett McKinley Dirksen Building, 219 South Dearborn Street, Chicago, Illinois 60604; and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commis-sion at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http:\\www.sec.gov.

     This Prospectus does not contain all of the information set forth in the Registration Statements of which this Prospectus is a part and which the Company has filed with the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement, including the exhibits filed as a part thereof, copies of which can be inspected at, or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above. Additional updating information with respect to the Company may be provided in the future by means of appendices or supplements to the Prospectus.

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been or may be incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Clariti Telecommunications International, Ltd., 1341 North Delaware Avenue, Philadelphia, Pennsylvania 19125 (215) 425-8682.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which are on file with the Commission, are incorporated in this Prospectus by reference and made a part hereof: (i) The Company's Annual Report on Form 10-KSB for the year ended July 31, 1997, filed with the Commission on October 29, 1997, (ii) Quarterly Reports on Form 10-QSB for the quarters ended October 31, 1997, January 31, 1998 and April 30, 1998,filed with the Commission on December 15, 1997, February 19, 1998, and June 15, 1998, respectively, and (iii) reports on Form 8-K filed with the Commission on March 4, 1998 and April 24, 1998.

     This Prospectus is accompanied by a copy of the Company's latest Annual Report on Form 10-KSB as filed with the Commission. The Company hereby will provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents including, without limitation, the Company's latest Form 10-QSB. Written requests for such copies should be directed to Clariti Telecommunications International, Ltd., at its executive offices at 1341 North Delaware Avenue, Philadelphia, PA 19125, Attention Investor Relations. Oral requests should be directed to such department (telephone number 215-425-8682).
                              -----------------
                                      2

    No broker, dealer, salesman or other person has been authorized to give any information or to make any representation other than those contained in this Prospectus in connection with the offer made hereby, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Securityholders. This Prospectus does not constitute an offer to sell, or a solicitation or an offer to buy, the securities offered hereby to any person in any state or other jurisdiction in which such offer or solicitation is unlawful. The delivery of this Prospectus at any time does not imply that information contained herein is correct as of any time subsequent to its date.

                               PROSPECTUS SUMMARY

     THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED IN THIS PROSPECTUS AND IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED INFORMATION AND FINANCIAL STATEMENTS INCORPORATED BY REFERENCE INTO THIS PROSPECTUS.

                                  THE COMPANY

     Clariti Telecommunications International, Ltd., f/k/a Sigma Alpha Group, Ltd. ("Company"), was incorporated under the Laws of the Commonwealth of Pennsylvania in February 1988 and commenced operations in June 1989 as the successor-in-interest of Sigma Sound Studios, Inc. ("Sigma Sound"). The Company became publicly held upon its merger in January 1991 with Fabulous Mergers, Inc., an inactive public company incorporated in Nevada. Pursuant to the terms of the merger, Fabulous Mergers, Inc., as the surviving corporation, changed its name to Sigma Alpha Entertainment Group, Ltd. and was subsequently rein-corporated in Delaware. In 1995, the Company changed its name to Sigma Alpha Group, Ltd. On March 4, 1998, the Company changed its name to Clariti Tele-communications International, Ltd.

     Since April 1995, the Company has engaged in the development of a telecommunications technology using FM radio frequencies to transmit voice messages to a Digital Voice Pager. The Company's technology is designed to provide for quick and inexpensive implementation of a Digital Voice Paging system in regions that lack substantial telecommunication infrastructures, such as Latin America, China and other emerging markets. The Company's Digital Voice Paging System will utilize existing FM sub-carrier radio frequencies to transmit digital voice messages directly to a subscriber's hand held Digital Voice Pager, which will store the voice message for playback on demand. The Digital Voice Paging System provides paging that coexists with, but does not interfere with, the FM radio station's existing commercial broadcasts.

    	The Company believes that its Digital Voice Paging System can be implemented with minimal capital investment in virtually any area that has FM radio stations. Since the Digital Voice Paging System operates using the radio station's existing transmitter, the network equipment required to implement the Company's Digital Voice Paging System consists only of a pager terminal and two SCA generators. The cost of this equipment is approximately $130,000 installed. In the U.S. there are no frequency licenses to acquire because the radio station already owns the rights to its FM-SCA channels as part of its license to operate an FM radio station. The Company believes that this is also true of its target markets outside the U.S.

     The Company's technology will create a voice paging service that reduces problems associated with traditional beepers, numeric pagers and text pagers currently in use. Beepers and numeric paging systems require a subscriber to have ready access to a telephone in order to return or retrieve a message. The Company believes that the lack of ready access to telephones throughout many emerging markets negatively affects the demand for beepers and numeric pagers in such markets. Text pagers allow for a subscriber to receive a message that usually has been transcribed by typists at a central station. The Company believes, based upon its market research, that text paging systems present significant problems, particularly in China, due to the number and complexity of Chinese characters (in excess of 13,000). These problems include the need for large pools of typists who possess the skills needed to translate different Chinese dialects with accuracy and speed into correct Chinese characters. In addition, substantial investment is required in China and other marketplaces to establish a traditional paging network.

    	The Company plans to market it Digital Voice Paging System through joint ventures with local companies in specified target areas. The Company is in discussions with potential joint venture partners; however, no joint venture agreements have been consummated yet. The joint ventures will be responsible to market voice pager services to local subscribers and implement support operations needed to run the voice paging service. The Company believes that its Digital Voice Pager and Digital Voice Paging service will be competitively priced with text pagers presently marketed in the local markets.

     Significant funding will be required to complete the development of the Digital Voice Paging technology and market same. The Company has successfully completed testing the "Beta" version of its Digital Voice Paging technology and is now in the process of completing development of production equipment. This process includes the miniaturization of the Digital Voice Pager, finalizing the software on the Pager Terminal and SCA Generator, and testing the entire system. The Company estimates that it will require approximately $8.4 million of additional equity capital to complete development of the Digital Voice Paging System and launch the service in the first market. Depending on the pace of subsequent market deployments, the Company estimates it will require an additional $50 million to $75 million of funds before its operating and investing cash flow turns positive (see Management's Discussion and Analysis of Financial Condition and Results of Operation in the Company's Form 10-KSB for the year ended July 31,1997 and in the Company's Forms 10-QSB for the quarters ended October 31, 1997, January 31, 1998, and April 30, 1998). There can be no assurance, however, that the Company will be able to raise sufficient funds to successfully develop, manufacture and market its products (see "Risk Factors").

    The Company's offices are located at 1341 N. Delaware Avenue, Philadelphia, Pennsylvania 19125. The Company's telephone number is 215-425-8682.

                          SUMMARY FINANCIAL INFORMATION

     The following tables set forth, for the periods and at the dates indicated, summary financial data for the Company. The information presented below under the captions "Statement of Operating Data" for each of the five fiscal years in the period ended July 31, 1997 and "Balance Sheet Data" as of July 31, 1997, 1996, 1995, 1994 and 1993 is derived from the Company's audited financial statements, which are incorporated by reference into this Prospectus. The summary financial data for the Company presented below under the captions "Statement of Operating Data" for the nine months ended April 30, 1998 and 1997 and the "Balance Sheet Data" as of April 30, 1998 are derived from the Company's unaudited financial statements. In the opinion of management, such unaudited financial information contains all adjustments (which consist only of recurring adjustments) necessary to present fairly the financial position and results of operations of the Company as of such dates and for such periods.
The Summary Financial Data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the more detailed Financial Statements and Notes thereto incorporated by reference into this Prospectus.

                                    For the Years Ended July 31,
                             (amounts in thousands, except per share data)
                        ------------------------------------------------------
                          1997        1996       1995       1994        1993
                          ----        ----       ----       ----        ----
Statement of
Operating Data
--------------
Sales                   $   348    $     --    $    --    $    --     $   666
Cost of Sales               314          --         --         --         337
                        -------    --------    -------    -------     -------
Gross Profit                 34          --         --         --         329
                        -------    --------    -------    -------     -------
Operating Expenses           --          --         --         51         417
General and
Administrative
Expenses                  7,413       2,253      1,993      1,213       2,382
                        -------    --------    -------    -------     -------
Total Operating
Expenses and General
and Administrative
Expenses                  7,413       2,253      1,993      1,264       2,799
                        -------    --------    -------    -------     -------
Loss from Continuing
Operations before
Other Income (Expense)   (7,379)     (2,253)    (1,993)    (1,264)     (2,470)

Other Income (Expense)       82           2       (193)      (295)       (565)
                        -------    --------    -------    -------     -------
Loss from Continuing
Operations               (7.297)     (2,251)    (2,186)    (1,559)     (3,035)

Extraordinary Gain           --          62        710         --          --
                        -------     -------    -------    -------     -------
Net Loss                $(7,297)    $(2,189)   $(1,476)   $(1,559)    $(3,035)
                        =======     =======    =======    =======     =======
Net Loss Per Share:
  Cont. Operations      $  (.42)    $  (.16)   $  (.23)   $  (.21)    $  (.45)
  Extraordinary Gain         --          --        .07         --          --
                        -------     -------    -------    -------     -------
Net Loss Per Share      $  (.42)    $  (.16)   $  (.16)   $  (.21)    $  (.45)
                        =======     =======    =======    =======     =======
Weighted Average
Number of Shares of
Common Stock
Outstanding              17,519      13,848      9,444      7,378       6,751

                                          As of July 31,
                                     (amounts in thousands)
                         ---------------------------------------------------
                          1997        1996       1995       1994        1993
                          ----        ----       ----       ----        ----
Balance Sheet Data
------------------
Total Assets            $ 1,898     $ 1,459    $ 1,728    $    40     $    30

Working Capital
(Deficit)               $ 1,412     $   924    $ 1,204    $(6,762)    $(5,850)

Long Term Debt          $    --     $    --    $    --    $    29     $    29

Total Stockholders'
Equity (Deficiency)     $ 1,524     $ 1,071    $ 1,304    $(6,770)    $(5,851)


Statement of Operating Data (Unaudited)
  (amounts in thousands, except per share data)

                                   Nine Months Ended       Nine Months Ended
                                    April 30 , 1998         April 30, 1997
                                   -----------------       -----------------
Sales                                   $    --                  $   348
Cost of sales                                --                      314
                                        -------                  -------
Gross Profit                                 --                       34

Total Operating Expenses                  3,226                    4,827
                                        -------                  -------
Loss from Continuing Operations
Before Other Income                      (3,226)                  (4,793)

Other Income (Expense)                   (   36)                      54
                                        -------                  -------
Net Loss                                $(3,262)                 $(4,739)
                                        =======                  =======

Net Loss Per Share                      $  (.16)                 $  (.28)
                                        =======                  =======
Weighted Average Number of
Shares of Common Stock Outstanding       20,072                   17,063


Balance Sheet Data (Unaudited)
  (amounts in thousands)
                                      April 30, 1998
                                      --------------
Total Assets                              $1,762

Working Capital                           $  348

Long Term Debt                            $   --

Total Stockholder's Equity                $  885

                                  RISK FACTORS

THE SECURITIES OFFERED HEREBY ARE HIGHLY SPECULATIVE IN NATURE AND INVOLVE A HIGH DEGREE OF RISK. THEY SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. THEREFORE, EACH PROSPECTIVE INVESTOR SHOULD, PRIOR TO PURCHASE, CONSIDER VERY CAREFULLY THE FOLLOWING RISK FACTORS, AS WELL AS ALL OTHER INFORMATION SET FORTH IN THIS PROSPECTUS.

1.  Significant Accumulated Deficit and Operating Losses; No Paging Revenues.

    The Company has incurred significant losses from operations since its inception and has accumulated a deficit of approximately $27,405,000 and $30,667,000 through July 31, 1997 and April 30, 1998, respectively. The
Company reported net losses of approximately $7,297,000, 2,189,000 and $1,476,000 for the years ended July 31, 1997, 1996 and 1995, respectively, and a net loss for the nine month period ended April 30, 1998 of $3,262,000. All of the Company's losses prior to fiscal 1995 related to its failed attempts to engage in the music and recording industry. The Company's recent losses relate to corporate overhead, administrative expenses and other expenses, including expenses incurred in developing the Company's Digital Voice Paging technology.

    The Company has not yet generated any revenues from its Digital Voice Paging technology. Accordingly, the Company's ability to generate sufficient revenue in the future will be dependent upon many factors including the successful development of the Company's Digital Voice Paging technology, the Company's ability to effectively compete with existing products in those markets it chooses to enter, the Company's ability to respond to changes in economic and regulatory conditions in those markets it chooses to enter and the ability of the Company to successfully market the use of the Company's products. There can be no assurance that the Company will generate sufficient revenues to generate positive cash flow or operating income.

2.  Need for Further Financing.

    The Company intends to rely upon the proceeds derived from the sale of the shares to fund its business plans and further the development of its technology as well as market its products. The Company believes that significant additional funding is necessary to finalize development of the Digital Voice Paging technology. The Company has successfully completed testing the "Beta" version of its Digital Voice Paging technology and is now in the process of completing development of the production equipment. This process includes the miniaturization of the Digital Voice Pager, finalizing the software on the Pager Terminal and SCA Generator, and testing the entire system. The Company estimates that it will require approximately $8.4 million of additional equity capital to complete development of the Digital Voice Paging System and launch the service in the first market. Depending on the pace of subsequent market deployments, the Company estimates it will require an additional $50 million to $75 million of funds to be invested before its operating and investing cash flow turns positive. The Company presently has no binding commitments and/or agreements to secure such funding. Accordingly there can be no assurance that such financing would be available or if available on terms acceptable to the Company. In the event additional or acceptable financing is unavailable the Company would not be able to consummate its plans.

3.  Limited Experience in Existing Business

    Until recently, the Company has lacked substantial prior experience in the telecommunications industry. In response to this issue, the Company hired a new Chief Operating Officer in July 1997 and a new President in October 1997, both of whom have substantial experience in development and marketing of new telecommunications products. In addition, since April 1998, the Company has hired five new engineering employees, all of whom have substantial experience in the development of new telecommunications products. The Company is currently continuing this process of hiring additional personnel with experience in the telecommunications industry. The Company has also engaged consultants and subcontractors from the telecommunications industry to assist in the development of the Company's Digital Voice Paging technology.

    In addition, the Company will be required to enter into joint venture arrangements with partners that have experience in local markets the Company plans to enter. The Company has not entered into any binding joint venture agreements to date. However, the Company signed a letter of intent with the Batista Group in Brazil in April 1997 for the formation of a joint venture between the Company and the Batista Group for the purpose of marketing, selling and distributing the Company's Digital Voice Pager and other telecommunication products in Central and South America pursuant to the terms of a definitive joint venture agreement to be negotiated between the parties. The Company is continuing to negotiate with the Batista Group and has not yet finalized a definitive joint venture agreement. There can be no assurance that the Company will be successful in this regard (see Risk Factor
4).

4.  Reliance on Proposed Joint Ventures

    The Company intends to develop joint venture relationships with local companies in targeted market areas. The Company will rely on these joint ventures to provide local marketing, regulatory, distribution and operating experience. Although the Company has entered into a letter of intent with a proposed joint venture partner in Brazil (see Risk Factor 3), the Company has not yet entered into any binding joint venture agreements. In connection with such proposed joint venture arrangements, the Company may be required to contribute monetary funding to the venture and/or other non-monetary contributions such as personnel. There can be no assurance that the Company will be able to obtain the necessary funds to meet such commitments to its proposed joint venture partners. The Company's potential inability with respect to such commitments may inhibit the successful negotiation of joint venture agreements. In the event of the Company's failure to enter into joint venture agreements with local partners and/or the inability of such partners to successfully assist the Company with the deployment and marketing of the Company's products and services in local markets, such failures would have a material adverse effect on the Company's business, its financial condition and results of operations.

5.  Lack of Customers and Limited Suppliers.

    The Company currently does not have any orders for its Digital Voice Pager. Accordingly the Company will be required to seek out customers for its Digital Voice Pager products in order to successfully operate its business. Since the Company's products represent new technologies, there is no proven market which exists for its products. Therefore, the Company will be required to establish with its potential customers the superiority and advantages that the Company's products possess over existing technologies. However, there is no assurance that the Company will be successful in this regard.

    The Company currently relies on a limited number of suppliers of components and other parts for the proposed Digital Voice Paging systems. To date, the Company has a contract with TekNow for the supply of pager terminals. The Company, when needed, will most likely rely on only one manufacturer for application specific integrated circuits for its products. Failure or delay by the Company's suppliers in fulfilling its anticipated needs would adversely affect the Company's ability to deliver and market its products. The Company may have difficulty in obtaining alternative suppliers due to, among other things, possible lack of adequate purchasing power.

6.  Evolving Market; Technological Obsolescence.

    The telecommunication and pager markets are characterized by evolving industry requirements which may result in product or technology obsolescence. As a result, certain companies may be developing technologies or products which may be functionally similar, or superior, to some or all of those offered by the Company. As a result of the above, the ability of the Company to compete will depend on its ability to finalize the development of its products, adapt, enhance and improve its existing products and technology and, if necessary, to develop and introduce to the marketplace in a timely and cost-competitive manner new products and technology. There can be no assurance that the Company will be able to compete successfully, that its competitors or future competitors will not develop technologies or products that render the Company's products and technology obsolete or less marketable or that the Company will be able to successfully enhance its products or technology or adapt them satis-factorily. In addition, the Company's success will depend upon its current and proposed technologies and products meeting acceptable cost and performance criteria in the marketplace. There can be no assurance that technologies and products will meet applicable price or performance objectives or that unanticipated technical or other problems will not occur which would result in increased costs or material delays. Also, there can be no assurance that new technologies will not be developed in the near future by the Company or its competitors which would render the Company's products obsolete. See "Business".

7.  Product Testing; Completion of Product Development

    In April 1998, the Company successfully tested its digital voice paging "Beta System" in Philadelphia. The Beta System is comprised of multiple, individually addressable, handheld, battery-operated voice pagers receiving pages over the Company's Digital Voice Paging system. The pages were sent over the FM subcarrier frequencies of WIOQ 102.1 FM, a commercial radio station in

Philadelphia. The performance of the Beta System,including the error correction algorithms and the pagers' audio quality met or exceeded the Company's expectations. The Company plans to continue its Beta testing in Brazil in July 1998. There can be no assurance, however, that the successful test of the Beta System will result in the successful development of the production model.

    The Company is now in the process of completing development of production equipment. This process consists mainly of miniaturizing the Digital Voice Pager, finalizing the software on the Pager Terminal and SCA Generator, and testing the entire system. New product development efforts are subject to all of the risks inherent in the development of new technology and products, including unanticipated delays, expenses, technical problems or difficulties, as well as the possible insufficiency of funding to complete development. The Company estimates that it will require approximately $8.4 million (expected to be raised through the issuance of additional equity capital) to complete development of the Digital Voice Paging System and launch the service in the first market. There can be no assurance as to when, or whether, the Digital Voice Pager will be successfully developed. No assurance can be given that prototypes and final products can be developed within a reasonable development schedule, if at all. There can be no assurance that the Company will have sufficient economic or human resources to complete such development in a timely manner, or at all.

    The Company previously suspended the development of a Stock Information Receiver ("SIR") after experiencing higher than expected development costs. There can be no assurance that the Company will not experience similar problems with the Digital Voice Paging System. Moreover, since the SIR was the only product which generated revenues for the Company in the fiscal year ended July 31, 1997, the Company will be required to rely on capital raising activities to fund the development of the Digital Voice Paging System and the Company's operations (see Risk Factor 2, "Need for Further Financing").

8.  Product Protection and Infringement.

    The Company intends to rely on a combination of patents, trade secret, copyright and trademark laws, together with non-disclosure agreements, to establish and protect proprietary rights in its product. In January 1996 the Company filed an application for a U.S. Patent on its Digital Voice Pager. The Company also has filed similar patent applications in numerous foreign countries. In September 1997, the Company was notified that its patent appli-cation was approved by government authorities in South Africa. There can be no assurances as to the ultimate success of the patent applications in the United States or any other foreign country. Furthermore, even if a patent is issued to the Company, there can be no assurance that such patent will afford the Company's product adequate protection. Although the issuance of a United States Patent entitles the owner to a statutory presumption of validity, that presumption is not conclusive as to validity or the scope or other enforce-ability of the claims therein. The validity and enforceability of a patent can be challenged by litigation after its issuance, and, if the outcome of such litigation is adverse to the owner of the patent, other parties may be free to use the subject matter covered by the patent. Moreover, the cost of defending patents against infringing uses could require substantial expenditures which the Company may be unable to afford. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to prevent misappropriation of its technology or the independent development by others of similar technology. In addition, the laws of foreign countries where the Company may attempt to engage in business may not protect the Company's proprietary rights to the same extent as do the laws of the United States. There can be no assurance that unauthorized parties will not attempt to copy aspects of the Company's products or obtain and use information that the Company regards as proprietary.

9.  Competition.

    The Company's products compete with those of numerous well-established companies which design, manufacture or market beepers, numeric, text and voice paging products and services. Many of these companies have substantially greater financial, technical, personnel and other resources than the Company and have established reputations for success in the development, licensing, sale and service of their products and technology. Certain of these competitors may also have the financial resources necessary to enable them to withstand substantial price competition or downturns in the market for such products.

10.  Challenges of Growth.

    Should the Company successfully achieve market acceptance for its Digital Voice Pager products, of which there can be no assurance, the Company anticipates a period of rapid growth that is expected to place a strain on the Company's administrative, financial and operational resources. The Company's ability to manage any staff and facilities growth effectively may require it to continue to improve its operations, financial and management controls, reporting systems and procedures, install new management information and control systems and to train, motivate and manage its employees. There can be no assurance that the Company will install such management information and control systems in an efficient and timely manner or that the new systems will be adequate to support the Company's operations. If the Company's management is unable to manage growth effectively, the Company could experience significant delays or unforeseen costs in the transition of its technology and research and development activities, which delays or costs could have a material adverse impact on the Company's prospects or result of operations.

     The Company recognizes that the transition to the Year 2000 presents a significant and, in some cases, costly challenge to the computers and business systems for many businesses. Management has determined, however, that neither the Company nor any of its current development consultants have any Year 2000 transition issues that could have a material adverse effect on the Company's future results of operations or its future financial condition.

11.  Access to Radio Stations; Telecommunications Regulations.

    Successful implementation of the Company's telecommunication products requires access to FM radio frequencies. Accordingly, the Company will be required to secure the use of FM radio subcarrier frequencies in the markets it intends to enter. The Company does not believe, based on the experience of its management, that the use of sub-carrier frequencies is extensive in its targeted market areas and, accordingly, the Company does not expect difficulty in accessing such frequencies. Thus far, the Company has obtained access to one SCA channel in Rio de Janeiro for use in testing its Digital Voice Paging

System outside the United States. However, there can be no assurance that FM radio station owners in targeted market areas will not develop other uses for their subcarrier frequencies, which would have a material adverse effect on the Company's business.

    In the United States, the Federal Communications Commission ("FCC") considers FM-SCA channels to be part of the total FM frequency allocated to a radio station and therefore does not separately license or regulate FM-SCA channels for paging. The Company believes that regulators in the foreign markets it plans to enter take a similar position in their countries to that of the FCC regarding the licensing and regulation of FM-SCA channels. The Company plans to rely on its local joint venture partners to facilitate access to and use of FM-SCA channels in the local markets. There can be no assurance that the Company will be successful in this regard.

12. Commercialization of Technology.

    The Company expects to complete commercialization of its Digital
Voice Paging technology in 1999. However, there can be no assurance that the Company's technology will be able to deliver to subscribers commercially marketable stored voice messages or stock information services. In addition, delayed delivery of new technology is not uncommon in the telecommunications industry. In the past the Company has experienced delays in product development activities by development consultants. There can be no assurance that the Company's development consultants and/or suppliers will be able to meet completion and delivery target dates for the Company's products. To the extent that product development consultants and components required to deliver the Company's products are unavailable, the implementation of the Company's technology will be delayed, adversely affecting the Company's financial condition and results of future operations.

13. Dependence on Contract Manufacturers and Outside Development Consultants.

    The Company will rely on contract manufacturers to produce the Company's products. Therefore, the Company will be dependent upon such contract manufacturers to timely produce the Company's products based upon the Company's specifications. There can be no assurance that such contract manufacturers will perform to the Company's satisfaction or be responsive to the needs of the Company's customers. The Company is currently in the process of identifying and evaluating the capabilities of potential contract manufacturers, but has not yet begun negotiations with any such firms.

    The Company also relies on development consultants who perform certain development functions for the Company's Digital Voice Paging System under the supervision of the Company's Chief Operating Officer. All such development consultants have entered into confidentiality agreements. However, there can be no assurance that such agreements will adequately protect the Company's proprietary technology. The Company's competitors, which may possess significantly greater resources than the Company, could attempt to harm the Company's relationship with its consultants and/or interfere with such consultants continued performance of services for the Company. The loss of any of these consultants could have a material adverse effect on the Company and its business plans. The Company has paid the two key development consultants working on the Digital Voice Paging System a total of $677,000 to date and expects to pay an additional $370,000 pursuant to a development contract if and when certain development milestones are achieved.

14. International Operations.

    The Company's existing operations currently relate to the conduct of operations in Latin America, China and other international regions. The Company also expects to establish business or joint ventures in other international regions. These operations will be subject to the risks of conducting business internationally, including the possible instability of certain governments, changes in regulatory requirements, difficulties in obtaining necessary operating licenses, as well as other general barriers and restrictions in relation to compliance with local laws. In addition, any future revenues generated by the Company upon successful consummation of its planned activities would be subject to currency fluctuations which could negatively affect the Company. Furthermore, the laws of various jurisdictions where the Company intends to establish its business activities may not recognize or permit the assertion of certain claims with respect to violation of securities laws which are commonly recognized in the United States. Accordingly, should the Company be in violation of any such securities laws, shareholders may be unable to seek and/or obtain redress with respect to such violations against assets of the Company's operations located in international jurisdictions.

    The Company's operations may also be affected by unfavorable financial and economic conditions in Asia, Latin America and other targeted market areas, all of which are outside of the control of the Company. Recent economic events in Asia and Latin America have had a material adverse effect on currency fluctuations and consumer spending in such areas. The Company's ability to consummate its plans may be adversely affected by such crises due to the potential for significant decreases in demand for the Company's products and services, the inability to secure manufacturing arrangements with financially sound foreign companies, the potential for foreign governments to implement prohibitions and limitations on U.S. companies, and the potential for foreign currency losses.

    The Company's plans may also be affected by foreign government objections to the use by the Company of FM subcarrier frequencies for the operation of a paging network. The Company is not aware of any requirement to obtain separate licenses for the use of subcarrier frequencies in any market the Company intends to enter. The Company will rely on its joint venture partners to interface with local governments in this regard. The Company does not believe, based on the experience of its management, that the use of subcarrier frequencies is extensive in its targeted market areas, and accordingly, the Company does not expect difficulty in accessing such frequencies. However, there can be no assurance that FM radio station owners in targeted market areas will not develop other uses for their subcarrier frequencies, which would have a material adverse effect on the Company's business.

15. Dependence Upon Key Personnel.

    The Company is substantially dependent upon the continued services of Michael McAndrews and Peter Pelullo, its President and Chairman, respectively. Messrs. McAndrews and Pelullo have entered into employment agreements with the Company which expire in 2001 and 2006, respectively. The loss of the services of either Mr. McAndrews or Mr. Pelullo through incapacity or otherwise would have a material adverse effect upon the Company's business and prospects. To the extent that the services of either Mr. McAndrews or Mr. Pelullo become unavailable, the Company will be required to retain other qualified personnel, and there can be no assurance that it will be able to recruit and hire qualified persons upon acceptable terms. The Company does not possess key person life and disability insurance on the lives of Mr. McAndrews or Mr. Pelullo.

16. Legal Proceedings.

    As of October 10, 1997, the Company and Alpha International Record Company, a subsidiary previously active in the recording business, had several judgments related to accounts payable and taxes payable, the aggregate amount of which is not material to the Company's results of operations and cash flows. Management has been negotiating actively and attempting to work out settlements with respect to these judgments and tax assessments.

    In September 1997, Global Telecommunications of Delaware, Inc. ("Global") the Company's subsidiary, was served with a Summons and Complaint by a former supplier of electronic parts in the U.S. District Court for the Eastern District of Pennsylvania. The Complaint seeks specific performance of a contract and plaintiff claims they are entitled to receive approximately $106,000 from Global. Global has filed an answer to the complaint denying complainant's right to receive any monetary compensation.

17. OTC Bulletin Board.

    The Company's Common Stock is currently quoted on the OTC Bulletin Board. The OTC Bulletin Board is an NASD sponsored and operated inter-dealer automated quotation system for equity securities not included on the NASDAQ System. The OTC Bulletin Board has only recently been introduced as an alternative to "pink sheets" trading of over-the-counter securities. Consequently, liquidity and stock price of the Company's securities in the secondary market may be adversely affected.

18. No Assurance of Continued Public Market.

     There is no assurance that a regular trading market for the Company's securities will continue. The market price of the Company's Common Stock may be subject to significant volatility and purchasers of the Company's securities may not be in a position to sell such securities at prices related to the price at which purchases were made.

19. Penny Stock Regulations.

    The Securities Enforcement Penny Stock Act of 1990 requires specific disclosure to be made available in connection with trades in the stock of companies defined as "penny stocks." The Commission has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such exceptions include any equity security listed on NASDAQ and any equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operation for three years; (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years; or (iii) average annual revenue of at least $6,000,000, if such issuer has been in continuous operation for less than three years. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risk associated therewith as well as the written consent of the purchaser of such security prior to engaging in a penny stock transaction. The regulations on penny stocks may limit the ability of holders of the Company's securities to sell their securities in the secondary marketplace. According to the above definitions, the Company's outstanding Common Stock is currently considered to be a penny stock.

20. Control by Management.

    The Company's officers and directors own a significant portion (22%) of the Company's outstanding Common Stock and are able to materially influence the election of future Company directors and otherwise control the Company.

21. Shares Eligible for Future Sale.

    Approximately 9,892,002 outstanding shares of the Company's Common Stock are restricted securities, as that term is defined in Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). Absent registration under the Securities Act or the availability of an exemption under the Securities Act, the sale of such shares is subject to Rule 144. In general, under Rule 144, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company, who has beneficially owned restricted shares of Common Stock for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class, if the Common Stock is quoted on NASDAQ or a stock exchange, or the average weekly trading volume during the four calendar weeks preceding the sale. A person who presently is not and who has not been an affiliate of the Company for at least three months immediately preceding the sale and who has beneficially owned the shares of Common Stock for at least two years is entitled to sell such shares under Rule 144, without regard to any of the volume limitations described above. There are 4,426,003 of such restricted shares currently outstanding. The future sale by holders of restricted stock and shares issued upon exercise of outstanding warrants and options, may have an adverse effect on the market price of the Company's Common Stock.

22. Possible Effects of Certain Articles of Incorporation and Bylaw Provisions.

     The Company's Articles of Incorporation and Bylaws contain provisions that may discourage acquisition bids for the Company. Upon completion of the offering, the Company will have substantial authorized but unissued capital stock available for issuance. The Company's Articles of Incorporation contain provisions which authorize the Board of Directors, without the consent of stockholders, to issue additional shares of Common Stock and issue shares of Preferred Stock in series, including establishment of the voting powers, designation, preferences, limitations, restrictions and relative rights of each series of Preferred Stock. These provisions also classify the Company's Board of Directors into three classes, staggered for terms of one, two, or three years. The existence of a classified board may make a change in control of the Company more difficult as potential suitors of the Company may be deterred from seeking to acquire the Company since part of the Company's existing board would remain in place after such acquisition.

23.  Absence of Cash Dividends.

     The Board of Directors does not anticipate paying cash dividends on the Common Stock for the foreseeable future and intends to retain any future earnings to finance the growth of the Company's business. Payment of dividends, if any, will depend, among other factors, on earnings, capital requirements and the general operating and financial conditions of the Company. See "Dividend Policy."


24. Potential Future Dilution.

    In order to consummate its business plans, the Company may be required to issue significant additional shares of its Common Stock and other securities. Moreover, the Company had outstanding as of the date of this Prospectus warrants and options to purchase an aggregate of up to an additional 5,470,000 shares of Common Stock, representing approximately 24% of the Company's out-standing shares of stock (22,650,426), including shares for which subscriptions have been received, as of the date of this Prospectus. Accordingly, the percentage of the Company owned by purchasers in this Offering, as well as existing shareholders, will be substantially reduced and their respective voting power over the Company significantly diluted upon the exercise of the warrants and options. In addition, further dilution will occur in the event the Company issues additional shares of its securities in connection with the consummation of its business plans described above.


                         PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is quoted on the National Association of Securities Dealers, Inc., over-the-counter market on the OTC Bulletin Board (the "Bulletin Board") under the symbol "CLRI".

     The following table sets forth, for the periods indicated, the high and low bid prices per share of Common Stock as reflected in the Bulletin Board.

Fiscal Year Ended July 31, 1995
                                  High Bid                 Low Bid
                                  --------                 -------
First Quarter                      1 7/8                      7/8
Second Quarter                     3 1/8                    1 11/16
Third Quarter                      4 15/16                  2 7/8
Fourth Quarter                     5 7/8                    4 3/4

Fiscal Year Ended July 31, 1996
                                  High Bid                 Low Bid
                                  --------                 -------
First Quarter                      6                        5 1/4
Second Quarter                     5 15/16                  2 1/8
Third Quarter                      5 1/4                    4 1/8
Fourth Quarter                     4 7/8                    2 3/8

Fiscal Year Ended July 31, 1997
                                  High Bid                 Low Bid
                                  --------                 -------
First Quarter                      3 1/8                    1 1/2
Second Quarter                     2 11/16                  2 1/16
Third Quarter                      3                        2 3/16
Fourth Quarter                     2 1/2                    1 27/32

Fiscal Year Ended July 31, 1998
                                  High Bid                 Low Bid
                                  --------                 -------
First Quarter                      2 3/8                    1 3/4
Second Quarter                     1 15/16                  2 1/8
Third Quarter                      1 17/32                  1 1/16

     The above quotations reflect inter-dealer prices, and do not include retail mark-up, mark-downs or commissions and may not necessarily represent actual transactions.

     On May 5, 1998, the last sale price of the Company's Common Stock as reported on the Bulletin Board was $1.50 per share.

     As of May 5, 1998, the Company estimates that it had approximately 180 stockholders of record. Such number of record holders was derived from the stockholder list maintained by the Company's transfer agent, American Stock Transfer & Trust Co., and does not include beneficial owners of the Company whose shares are held in the names of various dealers and clearing agencies.

                                 DIVIDEND POLICY

     The Company has never declared or paid any cash dividends and does not intend to do so for the foreseeable future. The Company currently intends to retain all earnings, if any, to finance the continued development of its business. Any future payment of dividends will be determined solely in the discretion of the Company's Board of Directors.

                                 USE OF PROCEEDS

     The Company will not receive proceeds from any sale of the Selling Securityholder Securities. The proceeds to be received by the Company from the exercise of the 350,000 outstanding warrants covered by this Prospectus (the "Warrants") would be approximately $660,000. The Company intends to use proceeds from the possible exercise of the Warrants for general corporate purposes, including development of the Company's Digital Voice Paging System. Pending use of the proceeds, they will be invested in short term, interest bearing securities or money market funds.

                                 BUSINESS

     The Company incorporates by reference the description of its business contained in its Annual Report on Form 10-KSB for the year ended July 31, 1997, subject to the following changes:

RECENT DEVELOPMENTS

     As discussed on a current report on Form 8K filed on April 24, 1998, the Company announced it has terminated discussions with General Atronics Corporation ("GAC") regarding the possible acquisition of GAC by the Company.

     In April 1998, the Company successfully tested its digital voice paging "Beta System" in Philadelphia. The Beta System is comprised of multiple, individually addressable, handheld, battery-operated voice pagers receiving pages over the Company's Digital Voice Paging system. The pages were sent over the SCA subcarrier frequencies of WIOQ 102.1 FM, a commercial radio station in Philadelphia. The performance of the Beta System,including the error correction algorithms and the pagers' audio quality met or exceeded the Company's expectations. The Company plans to continue its Beta testing in Brazil in July 1998.

     On May 20, 1998, the Company signed an engagement letter with a major investment banking firm to assist the Company in raising the additional equity capital necessary to achieve the Company's objectives. On July 10, 1998, the Company and the investment banking firm mutually agreed to terminate the engagement because the investment banking firm was unable to devote the resources necessary to raise the required equity capital within the timeframe required to complete development of the Company's Digital Voice Paging System. The Company plans to continue its efforts to raise the necessary equity capital without the assistance of such investment banking firm. There can be no assurance that the Company will be successful in this regard.

                   RESALES BY SELLING SECURITYHOLDERS

     This Prospectus relates to the proposed resale by the Selling Security-holders of the Shares. The following table sets forth as of July 23, 1998 certain information with respect to the persons for whom the Company is registering the Shares for sale to the public except as footnoted below. None of such persons has had a material relationship with or has held any position or office with the Company or any of its affiliates within three years, other than as footnoted below. The Company will not receive any proceeds from the sale of the Shares with the exception of the possible exercise of the Warrants (see USE OF PROCEEDS).
                                          Number of Shares     Number of Shares
                                          Of Common Stock      Of Common Stock
                                          Beneficially         Offered for
                                          Owned As Of          Account Of
Name of Selling Securityholder            July 23, 1998(1)     Beneficial Owner
------------------------------            ----------------     ----------------

LGT Bank in Liechtenstein Vaduz               300,000              300,000
Erste Bank                                    100,000              100,000
Pennsylvania Merchant Group (2)               280,721              280,721
Richard A. Hansen (2)                         200,000              200,000
James Saltzman (2)                             59,781               59,781
Karen Eidiloth                                200,000              200,000
Stuart Gimbel                                 100,000              100,000
Alfred Sussman                                 25,000               25,000

                                          Number of Shares     Number of Shares
                                          Of Common Stock      Of Common Stock
                                          Beneficially         Offered for
                                          Owned As Of          Account Of
Name of Selling Securityholder            July 23, 1998(1)     Beneficial Owner
------------------------------            ----------------     ----------------
Bernard Kobrowsky, Trustee                     30,000               30,000
Harry Berman                                   35,000               35,000
FMS Profit Sharing                            200,000              200,000
George Parlby                                  50,000               50,000
Marjorie K. Hansen                             50,000               50,000
Fred C. Applegate/Fred C. Applegate Trust      50,000               50,000
Tanya Christopher                              50,000               50,000
Coutts & Co., Ltd.                            300,000              300,000
Brown Brothers Harriman and Co.                50,000               50,000
Hare & Co. c/o Bank of New York               316,000              316,000
Bank of Scotland Isle of Man                   95,000               95,000
Bath Street Nominees                           14,000               14,000
First Global Technologies Corp.               800,000              800,000
BNP Jersey Nominees                            40,000               40,000
Grosvenor Capital (2)                          17,600               17,600
Scarlet Associates                             15,000               15,000
Anthony M. Collura (3)                        145,000(4)           164,500(4)
Paul Chernis (3)                               52,500(4)            52,500(4)
Ronald A. Balzano (3)                          52,500(4)            52,500(4)

(1) For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of Common Stock which such person has the right to acquire within 60 days of July 23, 1998. For purposes of computing the percentage of outstanding shares of Common Stock held by each person or group of persons named above, any security which such person or persons has or have the right to acquire within such period is deemed to be outstanding but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the Company believes based on information supplied by such persons, that the persons named in this table have sole voting and investment power with respect to all shares of Common Stock which they beneficially own.

(2) Presently serves and/or served as a financial and business planning consultant to the Company. The following table presents the consulting fees paid to such consultants during the year ended July 31, 1997 and the nine months ended April 30, 1998:

                                     Year Ended        Nine Months Ended
                                    July 31, 1997       April 30, 1998
                                    -------------      -----------------
     Pennsylvania Merchant Group       $ 89,900            $ 75,600
     Richard A. Hansen                 $      -            $      -
     James Saltzman                    $ 30,000            $  8,500
     Grosvenor Capital                 $ 31,500            $      -

 (3) These individuals are members of the law firm Silverman, Collura, Chernis & Balzano, P.C., securities counsel to the Company.

 (4) Represents an aggregate of 100,000 shares of Common Stock underlying a Warrant exercisable through August 31, 1999, at an exercise price of $2.00 per share, an aggregate of 50,000 shares of Common Stock underlying warrants exercisable through June 4, 2001 at an exercise price of $2.1875 per share, and an aggregate of 100,000 shares of Common Stock underlying warrants exercisable through June 4, 2001 at an exercise price of $3.50 per share. The number of shares of common stock offered for account of Anthony M. Collura also includes 19,500 shares of common stock owned by Mr. Collura.

                          PLAN OF DISTRIBUTION

     The Selling Securityholders may offer and sell shares of Common Stock from time to time in the discretion of the Selling Securityholders in the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or at negotiated prices. The distribution of the shares of Common Stock may be effected from time to time in one or more transactions including, without limitation: (a) a block trade in which the broker-dealer so engaged will attempt to sell the Common Stock as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospec-tus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) face-to-face or other direct transactions between the Selling Securityholders and purchasers without a broker-dealer or other intermediary. In effecting sales, broker-dealers or agents engaged by the Selling Securityholders may arrange for other broker-dealers or agents to participate. From time to time, one or more of the Selling Securityholders may pledge, hypothecate or grant a security interest in some or all of the Common Stock owned by them, and the pledgees, secured parties or persons to whom such securities have been hypothecated shall, upon foreclosure in the event of default, be deemed to be Selling Securityholders hereunder. In addition, the Selling Securityholders may from time to time sell short the Common Stock of the Company, and in such instances, this Prospectus may be delivered in connection with such short sale and the Common Stock offered hereby may be used to cover such short sale.

     Sales of Selling Securityholders' Common Stock may also be made pursuant to Rule 144 under the Securities Act, where applicable. The Selling Securityholders' shares may also be offered in one or more underwritten offerings, on a firm commitment or best efforts basis. The Company will receive no proceeds from the sale of Common Stock by the Selling Securityholders.

     To the extent required under the Securities Act, the aggregate amount of Selling Securityholders' Common Stock being offered and the terms of the offering, the names of any such agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying Prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the Common Stock may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a Selling Securityholder and/or purchasers of Selling Security-holders' shares of Common Stock, for whom they may act. In addition, all sellers of Selling Securityholders' shares of Common Stock, including the Selling Securityholders themselves, may be deemed to be underwriters under the Securities Act and any profits on the sale of Selling Securityholders' shares of Common Stock by them may be deemed to be discounts or commissions under the

Securities Act. Selling Securityholders may have other business relationships with the Company and its subsidiaries or affiliates in the ordinary course of business.

    From time to time each of the Selling Securityholders may transfer, pledge, donate or assign Selling Securityholders' shares of Common Stock to lenders, family members and others and each of such persons will be deemed to be a "Selling Securityholder" for purposes of this Prospectus. The number of Selling Securityholders' shares of Common Stock beneficially owned by those Selling Securityholders who so transfer, pledge, donate or assign Selling Securityholders' shares of Common Stock will decrease as and when they take such actions. The plan of distribution for Selling Securityholders' shares of Common Stock sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be Selling Security-holders hereunder.

     Including, and without limiting the foregoing, in connection with distributions of the Common Stock, a Selling Securityholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the Common Stock in the course of hedging the positions they assume with such Selling Securityholder. A Selling Securityholder may also enter into option or other transactions with broker-dealers that involve the delivery of the Common Stock to the broker-dealers, who may then resell or otherwise transfer such Common Stock. A Selling Securityholder may also loan or pledge the Common Stock to a broker-dealer and the broker-dealer may sell the Common Stock so loaned or upon default may sell or otherwise transfer the pledged Common Stock.

     Under applicable rule and regulations under the Exchange Act, any person engaged in the distribution of the Common Stock may not bid for or purchase shares of Common Stock during a period which commences one business day (5 business days, if the Company's public float is less than $25 million or its average daily trading volume is less than $100,000) prior to such person's participation in the distribution, subject to exceptions for certain passive market making activities. In addition and without limiting the foregoing, each Selling Securityholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M which provisions may limit the timing of purchases and sales of shares of the Company's Common Stock by such Selling Securityholder.

    	The Company is bearing all costs relating to the registration of the shares of Common Stock (other than fees and expenses, if any, of counsel or other advisors to the Selling Securityholders). Any commissions, discounts or other fees payable to broker-dealers in connection with any sale of the shares of Common Stock will be borne by the Selling Securityholder selling such shares of Common Stock.

                 DESCRIPTION OF SECURITIES TO BE REGISTERED

    The Company is authorized to issue 50,000,000 shares of Common Stock, $.001 par value, and 2,000,000 shares of Preferred Stock, $.001 par value ("Preferred Stock"). As of June 23, 1998 the Company had 23,550,426 shares of Common Stock outstanding and no Preferred Stock outstanding. The Company's Board of Directors retired the Series A and C Preferred Stock designations in February

1997 and retired the Series B Preferred Stock designation in September 1997. The following describes classes of securities registered in this Registration Statement to which this Prospectus relates.

COMMON STOCK

     Each holder of Common Stock is entitled to one vote per share on all matters to be voted upon by the Company's stockholders. Stockholders do not have cumulative voting rights in the election of directors. Subject to preferences that may be applicable to any shares of Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. The Company has not paid, and does not presently intend to pay, dividends on its Common Stock. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of holders of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to the Common Stock. All outstanding shares of Common Stock are validly authorized and issued and are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of the Offering will be validly authorized and issued, fully paid and non-assessable.

WARRANTS

     The Company issued to Silverman, Collura, Chernis & Balzano, P.C. warrants to purchase up to an aggregate of 250,000 shares of the Company's
Common Stock  as follows:

     - 100,000 warrants may be exercised at a price of $2.00 per share through August 31, 1999.
     - 50,000 warrants may be exercised at a price of $2.1875 per share through June 4, 2001.
     - 100,000 warrants may be exercised at a price of $3.50 per share through June 4, 2001.

All of the foregoing warrants are collectively referred to as the Warrants. The Warrants are subject to extension in the sole discretion of the Company. The Warrants are not redeemable by the Company. The Shares issuable upon exercise of the Warrants are subject to adjustments upon certain events, including the declaration by the Company of a stock split, the reclassification, subdivision or combination of outstanding shares of Common Stock into a greater or lesser number of shares. In such event, the exercise price of the Warrants may be adjusted accordingly.

     The Warrants may be exercised, in whole or in part, upon surrender of the certificate representing the Warrants on or prior to the expiration date of the Warrant accompanied by payment of the exercise price of the Warrants. The holders of the Warrants will not have the rights or privileges of holders of common shares until the Warrants are exercised. The Company has agreed to register the shares of Common Stock underlying the Warrants under the Securities Act.

POSSIBLE ANTI-TAKEOVER EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

     The Company has significant shares of authorized but unissued capital stock. One of the effects of the existence of authorized but unissued capital stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of the Company's management. If in the due exercise of its fiduciary obliga-tions, for example, the Board of Directors were to determine that a takeover proposal was not in the Company's best interests, such shares could be issued by the Board of Directors without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. In this regard, the Company's Articles of Incorporation grant the Board of Directors broad power to establish the rights and prefer-ences of the authorized and unissued Preferred Stock, one or more series of which could be issued entitling holders to vote separately as a class on any proposed merger or share exchange, to convert Preferred Stock into a large number of shares of Common Stock or other securities, to demand redemption at a specified price under prescribed circumstances related to a change in control, or to exercise other rights designed to impede a takeover.

                    CERTAIN CHARTER AND BYLAWS PROVISIONS

LIMITATION OF LIABILITY

     The Company's Amended Certificate of Incorporation and Amended and Restated Bylaws limit the liability of directors and officers to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, including gross negligence, except liability for (i) breach of the directors' duty of loyalty; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) the unlawful payment of a dividend or unlawful stock purchase or redemption, and (iv) any transaction from which the director derives an improper personal benefit. Delaware law does not permit a corporation to eliminate a director's duty of care, and this provision of the Company's Amended and Restated Certificate of Incorporation has no effect on the availability of equitable remedies, such as injunction or rescission, based upon a director's breach of the duty of care.

     The Company's Amended and Restated Certificate of Incorporation authorizes the Company to purchase and maintain insurance for the purposes of indemnifica-tion. At present, there is no pending litigation or proceeding involving any director, officer, employee or agent for which indemnification will be required or permitted under the Company's Amended and Restated Certificate of Incorpora-tion, Amended and Restated Bylaws or indemnification agreements. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

CORPORATION TAKEOVER PROVISIONS

     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law ("Section 203"). Under Section 203, certain "business combinations" between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless (i) the corporation has elected in its original certificate of incorporation not to be governed by
Section 203 (the Company did not make such an election), (ii) the business combination was approved by the Board of Directors of the corporation before the other party to the business combination became an interested stockholder,
(iii) upon consummation of the transaction that made it an interested stock-holder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to render or vote stock held by the plan) or, (iv) the business combination was approved by the Board of Directors of the corporation and ratified by two-thirds of the voting stock which the interested stockholder did not own. The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of the majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation's voting stock. Section 203 could prohibit or delay a merger, takeover or other change in control of the Company and therefore could discourage attempts to acquire the Company.

STOCKHOLDER MEETINGS AND OTHER PROVISIONS

     Under the Amended and Restated By-laws, special meetings of the stock-holders of the Company may be called only by the Company's President or by the Company's President and Secretary at the request of a majority of the members of the Board of Directors. Stockholders are required to comply with certain advance notice provisions with respect to any nominations of candidates for election to the Company's Board of Directors or other proposals submitted for stockholder vote. These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company.

                        TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is American Stock Transfer & Trust Company, 40 Wall Street, 46th Floor, New York, NY 10005-1303.

                               LEGAL MATTERS

     Certain legal matters in connection with the Offering are being passed upon for the Company by Silverman, Collura, Chernis & Balzano, P.C. ("SCCB"), 381 Park Avenue South, Suite 1601, New York, New York 10016. Certain members of SCCB are the beneficial owners of 19,500 shares of the Company's common stock and the Warrants which entitles such owners to purchase an aggregate of 250,000 shares of the Company's Common Stock at exercise prices ranging from $2.00 per share to $3.50 per share. See "Description of Securities - Warrants".

                                 EXPERTS

     The annual financial statements incorporated by reference into this Prospectus have been audited by Cogen Sklar LLP, independent certified public accountants, and are included in reliance upon the authority of said firm as experts in accounting and auditing.




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

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No dealer, salesman or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made by this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Representative. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof. This Prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

                         TABLE OF CONTENTS

                                                                           Page
                                                                           ----
Available Information....................................................... 2
Incorporation of Certain Documents By Reference............................. 2
Prospectus Summary.......................................................... 4
Summary Financial Information............................................... 6
Risk Factors................................................................ 9
Price Range of Common Stock.................................................18
Dividend Policy.............................................................19
Use of Proceeds.............................................................19
Business....................................................................19
Resales By Selling Securityholders..........................................20
Plan of  Distribution.......................................................21
Description of Securities to be Registered..................................23
Legal Matters...............................................................27
Experts.....................................................................27

                       --------------------
Until September 21, 1998 all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.



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

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                 CLARITI TELECOMMUNICATIONS INTERNATIONAL, LTD.

                                    3,628,102

                                    SHARES OF
                                  COMMON STOCK





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                                   PROSPECTUS

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